Bruce M. McNamara PHONE: (650) 838-4393 FAX: (650) 838-4593 EMAIL: BMcnamara@perkinscoie.com

May 10, 2007

Ms. Pamela Long

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 “F” Street N.E.

Washington, D.C. 20549

Re:	CAI International, Inc.
Pre-effective Amendment 4 to Registration Statement on Form S-1
Filed May 10, 2007
File No. 333-140496

Dear Ms. Long:

This letter sets forth the responses of CAI International, Inc. (the “Company”) to the Staff’s comments relating to the Company’s registration statement on Form S-1 (the “Registration Statement”), contained in your letter dated May 7, 2007 (the “Comment Letter”). The responses are numbered to correspond to the numbers of the comments in the Comment Letter. The disclosure described herein is contained in pre-effective Amendment No. 4 to the Registration Statement (“Amendment No. 4”), filed on the date hereof, copies of which are enclosed for your convenience.

The Company currently anticipates that it will request acceleration of the effectiveness of the Registration Statement for May 15, 2007 at 1:00 p.m. Eastern time with the intention of commencing its initial public offering as soon as practicable thereafter. Accordingly, we would appreciate receiving any comments you have on the this letter and Amendment No. 4 as quickly as possible so that the Company will have time to respond to any additional comments of the Staff and continue to meet its desired schedule.

Ms. Pamela Long Securities and Exchange Commission Re: CAI Form S-1, SEC File No. 333-140496 May 10, 2007	Page 2

Dilution, Page 34

Comment No. 1

We note that the second table excludes 36,876 shares of restricted stock and 546,120 shares of common stock issuable upon the exercise of warrants that CAI intends to grant under its 2007 equity incentive plan upon this offering’s pricing. If directors, officers, promoters, and affiliated persons “have the right to acquire” the securities, CAI is required to include them in the comparative table. See Item 506 of Regulation S-K. We note that the securities are included in the table on page 104. Please revise or advise.

Response to Comment 1

The Company has revised the disclosure in the tables included under “Dilution” to include the restricted stock grants that the Company intends to make concurrently with the offering. The Company has not included the 546,120 shares of common stock issuable upon exercise of the stock options that the Company intends to grant under its 2007 equity incentive plan concurrent with this offering because each of the stock options is subject to vesting conditions which require that the recipient of the option continue providing services to the Company for at least one year following the grant of the option before the option can be exercised. Accordingly, the Company concluded that the recipients of these options will not have the “right to acquire” these securities at the time of the offering and that such shares of common stock should not be included in the tables pursuant to Item 506 of
Regulation S-K.

Unaudited Pro Forma Financial Information, Page 40

Comment No. 2

We do not see where you have provided an adjustment to give effect to the compensation expense that will be associated with stock options and stock grants that CAI intends to make in connection with the offering. We refer you to your response to comment 9 in your letter dated March 21, 2007. Please revise your pro formas. Also address the need to revise footnote 7 to your pro forma statement of operations as it relates to diluted earnings per share.

Response to Comment 2

The Company has revised the disclosure in the Unaudited Pro Forma Financial Information to give effect to the assumed compensation expense that will be associated with the stock option and restricted stock grants and cash bonuses that the Company intends to make concurrently with the offering. The Company has revised footnote 7 (now renumbered as footnote 8) to the Unaudited Pro Forma Condensed Consolidated Statement of Income for the Year Ended December 31, 2006 and footnote 4 (now renumbered footnote 5) to the Unaudited Pro Forma Condensed Consolidated Statement of Income for the Three Months Ended March 31, 2007 to address the impact of these stock option and restricted stock grants and cash bonuses on diluted earnings per share. The Company will file an issuer free writing prospectus summarizing the effect of these changes.

Ms. Pamela Long Securities and Exchange Commission Re: CAI Form S-1, SEC File No. 333-140496 May 10, 2007	Page 3

Business, Page 79

Comment No. 3

Please revise to disclose your relationship with P&R Equipment & Finance Corp. We note disclosures about your management agreements and the revenues that you receive from P&R Equipment & Finance Corp., but we do not see where you describe in detail your relationship with P&R Equipment & Finance Corp. It appears that this relationship is material to your business. For guidance, please consider Item 101(c)(1)(vii) of Regulation S-K.

Response to Comment 3

The Company has revised its disclosure in “Business—Our Operations—Customer Concentration” to disclose that the Company has had an arms-length contractual relationship with P&R Equipment & Financing Corp. since 1993. The Company supplementally advises the Staff that the Company has no other relationships with P&R Equipment & Financing Corp. other than its relationship as a manager of containers for it.

Board of Directors, Page 90

Comment No. 4

List the ages of all persons nominated or chosen to become directors. See Item 401(a) of Regulation S-K.

Response to Comment 4

The Company has revised the disclosure to include the ages of the persons nominated or chosen to become directors.

Exhibit Index

Comment No. 5

Revise the description of exhibit 5.1 to indicate that CAI has filed an executed opinion.

Ms. Pamela Long Securities and Exchange Commission Re: CAI Form S-1, SEC File No. 333-140496 May 10, 2007	Page 4

Response to Comment 5

The Company has revised the description of Exhibit 5.1 to indicate that is has filed an executed opinion.

Comment No. 6

For an exhibit such as exhibits 10.11 and 10.12 subject to a confidential treatment application, indicate by footnote or otherwise that the confidential material has been omitted and filed separately with the Commission. See Rule 406(b) of Regulation C under the Securities Act and section II.D.5 of our staff legal bulletin 1 that is available on the Commission’s website at http://www.sec.gov.

Response to Comment 6

The Company has revised the exhibit index to include disclosure that the confidential material redacted from Exhibits 10.11 and 10.12 has been omitted and filed separately with the Commission.

Exhibit 10.13

Comment No. 7

As noted previously, absent an order granting confidential treatment, Item 601(b)(10) of Regulation S-B requires the filing of material contracts, including attachments, in their entirety. We note that CAI did not file exhibits C and D to exhibit 10.13, exhibits A, B, and C to exhibit A of exhibit E to exhibit 10.13, or exhibit B of exhibit E to exhibit 10.13. If any exhibit is the same document as another exhibit filed with the registration statement, so indicate by providing a cross reference to the other exhibit. For example, it appears that exhibit D to exhibit 10.13 and exhibit C to exhibit A of exhibit E to exhibit 10.13 may be the same document filed as exhibit 10.14 to the registration statement. Alternatively, file the omitted exhibits as exhibits to exhibit 10.13.

Response to Comment 7

The Company supplementally advises the Staff that all of the exhibits to Exhibits 10.13 were previously filed as part of Amendment No. 3 to the Registration Statement.

Ms. Pamela Long Securities and Exchange Commission Re: CAI Form S-1, SEC File No. 333-140496 May 10, 2007	Page 5

The Company has provided cross-references within Exhibit 10.13 to indicate the location of each of the exhibits to Exhibit 10.13.

As noted above, the Company currently intends to request acceleration of the registration statement to become effective on May 15, 2007 at 1:00 p.m. Eastern time. Accordingly, we would like to schedule a call with the Staff for Friday afternoon to discuss any additional comments of the Staff with respect to Amendment No. 4. If you have any further comments or questions regarding this letter or Amendment No. 4, please contact me at (650) 838-4393 or Ed Wes at (650) 838-4302.

Very truly yours,

/s/ Bruce M. McNamara

Bruce M. McNamara

Enclosures

cc:	CAI International, Inc.
Piper Jaffray & Co.
William Blair & Company, L.L.C.
Jefferies & Company, Inc.
Davis Polk & Wardwell
KPMG LLP